

Mail Stop 4631

August 25, 2009

Via U.S. mail and facsimile

Mr. Anthony J. Miceli
Chief Financial Officer
United Capital Corp.
9 Park Place
Great Neck, New York 11021

RE: Form 10-K for the fiscal year ended December 31, 2008
           Form 10-Q for the period ended June 30, 2009
               File No. 1-10104

Dear Mr. Miceli:

We have reviewed your response letter dated August 7, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. We note your response to comment 1 in our letter dated July 30, 2009 and reissue this comment. In this regard, we note that the confirmation included in your response was inappropriately limited to "the information required to be disclosed in the Form 10-K." Please be advised that the conclusion regarding the effectiveness of disclosure controls and procedures must apply to all reports that you file or submit under the Exchange Act. Please also comply with this comment in all future annual and quarterly reports.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Item 4. Controls and Procedures, page 18

2. We note that you inappropriately qualify the conclusion of your CEO and CFO that your disclosure controls and procedures are effective by stating "in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic reports." Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report without this qualification. In responding to this comment, refer to comment 2 in our letter dated July 1, 2009. Please also comply with this comment in all future annual and quarterly reports.

Exhibits 31.1 and 31.2 – Section 302 Certifications

3. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please also comply with this comment in all future annual and quarterly reports.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Andrew Schoeffler, Staff Attorney, at (202) 551-3746 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief